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Exhibit 11.1

ML Macadamia Orchards, L.P.
Computation of Net Income per Class A Unit (unaudited)
(in thousands, except per unit data)

	For the quarters ended March 31,
	2002	2001
Net income (loss)	$(146)	$(416)
Class A Unitholders (ownership percentage)	x 99%	x 99%

Net income (loss) allocable to Class A Unitholders	$(144)	$(412)

Class A Units outstanding	7,500	7,500

Net income (loss) per Class A Unit	$(0.02)	$(0.05)

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ML Macadamia Orchards, L.P. Computation of Net Income per Class A Unit (unaudited) (in thousands, except per unit data)